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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                                  UNIVEC, INC.
                                ----------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   91335U 108
                                 --------------
                                 (CUSIP Number)

                                Jack Becker, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
            --------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                September 4, 1998

                                ----------------

             (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].



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_______________________________________________________________________________

CUSIP No 91335U 10 8               SCHEDULE 13D               Page 2 of 7 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Joel Schoenfeld
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                USA
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |
               |_____|________________________________________________________
    NUMBER OF  |     |
     SHARES    |  8  |   SHARED VOTING POWER
  BENEFICIALLY |     |       2,943,743
    OWNED BY   |_____|________________________________________________________
     EACH      |     |
   REPORTING   |  9  |   SOLE DISPOSITIVE POWER
  PERSON WITH  |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       2,943,743
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            2,943,743
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                55.82%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                IN
______________________________________________________________________________

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_______________________________________________________________________________

CUSIP No 91335U 10 8               SCHEDULE 13D               Page 3 of 7 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Flora Schoenfeld
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                USA
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |
               |_____|________________________________________________________
    NUMBER OF  |     |
     SHARES    |  8  |   SHARED VOTING POWER
  BENEFICIALLY |     |       2,943,743
    OWNED BY   |_____|________________________________________________________
     EACH      |     |
   REPORTING   |  9  |   SOLE DISPOSITIVE POWER
  PERSON WITH  |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       2,943,743
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            2,943,743
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                55.82%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                IN
______________________________________________________________________________

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                                                               Page 4 of 7 Pages

Item  1.   Security and Issuer.

         This Statement relates to shares of common stock, $0.001 par value (the "Common Stock"), of UNIVEC, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 999 Franklin Avenue, Garden City, NY 11530.

Item 2.   Identity and Background.

         (a) This Statement is filed on behalf of Joel Schoenfeld and his wife, Flora Schoenfeld (together, the "Reporting Person").

         (b) The business address of the Reporting Person is c/o UNIVEC, Inc., 999 Franklin Avenue, Garden City, NY 11530.

         (c) The principal occupation of Joel Schoenfeld is Chairman and Chief Executive Officer of the Issuer. The principal occupation of Flora Schoenfeld is Secretary and Treasurer of the Issuer.

         (d) During the last five years, neither Joel Schoenfeld nor Flora Schoenfeld has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Joel Schoenfeld nor Flora Schoenfeld has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Joel Schoenfeld and Flora Schoenfeld are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

         The Reporting Person acquired 333,333 shares of Common Stock in connection with the formation of the Issuer in August 1992, which he paid for in cash with his personal funds. On June 27, 1997, the Reporting Person acquired an aggregate of 16,000 shares of Common Stock in brokerage transactions effected on The Nasdaq SmallCap Market for a total purchase price of $28,500 (12,000 shares at $1.8125 and 4,000 shares at $1.6875 per share), which shares are registered in the name of the Joel Schoenfeld Associates, Inc. Pension Plan and Trust 001, of which Joel and Flora Schoenfeld are the trustees. On November 21, 1997, the Reporting Person acquired an additional 256,410 shares of Common Stock previously owned by David Shonfeld (the "Pledged Shares") in a private sale pursuant to Section 9-504(3) of the Uniform Commercial Code as in effect in the State of New York (the "NY-UCC"). These shares were subject to a pledge granted by David Shonfeld in favor of the Reporting Person to secure the payment of two promissory notes in the aggregate amount of $750,000 payable to the Reporting Persons (the "Notes"). On November 21, 1997, following a default in payment of the Notes, the Reporting Person exercised his rights to purchase the Pledged Shares as a secured party under a pledge agreement with David Shonfeld and pursuant to Section 9-504(3) of the NY-UCC for a total purchase price of $515,384.10, or $2.01 per share, representing the average of the high and low bid prices per share of Common Stock during the preceding 30 day period. The purchase price for the Pledged Shares was credited against the amount due the Reporting Person under the Notes.



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                                                               Page 5 of 7 Pages

         On February 10, 1998 and March 3, 1998, the Joel Schoenfeld Associates Inc. Pension Plan and Trust 001, of which Joel Schoenfeld and Flora Schoenfeld are the trustees, acquired 5,000 shares and 3,000 shares of Common Stock, respectively, in brokerage transactions effected on The Nasdaq SmallCap market for a total purchase price of $9,375 ($1.875 per share) and $4,875 ($1.625 per share), respectively.

         On September 4, 1998, the Company granted Joel Schoenfeld and Flora Schoenfeld immediately exercisable options to purchase 2,130,000 shares and 200,000 shares, respectively, at an exercise price of $1.75 per share, exercisable until March 28, 2008. These options were granted in connection with employment agreements entered into with each of Joel Schoenfeld and Flora Schoenfeld. In connection with the grant of these options, each of Joel Schoenfeld and Flora Schoenfeld surrendered for cancellation options to purchase an equal number of shares (the "Surrendered Options"). The Surrendered Options were exercisable commencing upon the earliest of (i) April 24, 2006, (ii) April 24, 2000, if the Company has at least $30,000,000 in gross revenues and net income of at least $2,000,000 for the fiscal year ended December 31, 1999, (iii) April 24, 2001, if the Company has at least $45,000,000 in gross revenues and net income of at least $3,000,000 (iv) April 24, 2002, if the Company has at least $60,000,000 in gross revenues and net income of at least $4,000,000 for the fiscal year ended December 31, 2001, or (v) immediately upon the occurrence of a "change in control" (as defined) of the Company. The expiration date of the Surrendered Options was April 11, 2007.

Item 4.  Purpose of Transaction.

         All of the shares of Common Stock owned by the Reporting Person were acquired for investment purposes only and not with a view to their resale or distribution. Absent any change in personal circumstances, the Reporting Person intends to maintain his equity position in the Issuer.

Item 5.  Interest in Securities of the Issuer.

         (a) Joel and Flora Schoenfeld beneficially own 2,943,743 shares of Common Stock, representing approximately 55.82% of the outstanding shares of Common Stock of the Issuer.

         (b) Joel and Flora Schoenfeld have shared voting and dispositive power with respect to 2,943,743 shares of Common Stock.

         (c) The Reporting Person has not, in the past sixty days, engaged in any other transactions involving shares of Common Stock of the Issuer.

         (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Person holds an additional 333,333 shares of Common Stock owned by Dr. Alan H. Gold, President and a Director of the Issuer, pursuant to a pledge by Dr. Gold in favor of the Reporting Person to secure payment of two promissory notes in the aggregate amount of $750,000 payable to the Reporting Person. Dr. Gold retains voting and dispositive power with respect to these shares until the occurrence of a default in the payment of the promissory notes.



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                                                               Page 6 of 7 Pages

Item 7.  Material to be Filed as Exhibits.

            N/A



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   September  29, 1998                       _____________________________
                                                            Joel Schoenfeld




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                                                               Page 7 of 7 Pages
                             Exhibit to Schedule 13D


         Flora Schoenfeld hereby authorizes her husband, Joel Schoenfeld, to file a Schedule 13D pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended, with respect to their beneficial ownership of the shares of Common Stock of UNIVEC, Inc.


                                                    ____________________________
                                                          Flora Schoenfeld




                                                    ____________________________
                                                         Joel Schoenfeld